Schedule 13G                                                         Page 1 of 9
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SEC       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745 (3-  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)       DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                                       ----------------------------
                                  UNITED STATES                                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION              ----------------------------
                             WASHINGTON, D.C. 20549                     OMB Number: 3235-0145
                                                                       ----------------------------
                                                                        Expires: November 30, 1999
                                  SCHEDULE 13G                         -----------------------------
                                                                        Estimated average burden
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934           hours per response. . . 14.9
                             (AMENDMENT NO. 2)*                        -----------------------------

                        Planet Polymer Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    727044109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule  13G                                                        Page 2 of 9

CUSIP No. 727044109
-------------------------------------------------------------------------------

1.   Names of Reporting Persons. Richard Zorn
     I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ......................................................................

     (b) ......................................................................
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Citizenship or Place of Organization  United States

-------------------------------------------------------------------------------

                   5.   Sole Voting Power           213,800
Number of
                   ------------------------------------------------------------
Shares
                   6.   Shared Voting Power         529,100
Beneficially
                   -------------------------------------------------------------
Owned by
                   7.   Sole Dispositive Power      213,800
Each
                   ------------------------------------------------------------
Reporting
                   8.   Shared Dispositive Power    529,100
Person With

-------------------------------------------------------------------------------

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person   742,900

-------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (11)   10.80%

-------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)  IN

-------------------------------------------------------------------------------
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
-------------------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is Planet Polymer Technologies, Inc. (the "Corporation").

     (b) The Corporation's executive office is located at 9985 Businesspark Avenue, San Diego, CA 92131.

ITEM 2.

     (a) The person filing this statement is Richard Zorn.

     (b) Mr. Zorn's residence is 1120 Park Avenue, New York, NY 10128.

     (c) Mr. Zorn is a United States citizen.

     (d) The Security is common stock, no par value per share.

     (e) The CUSIP Number of the Security is 727044109.

ITEM 3.

     Not applicable.

ITEM 4.

     (a) Mr. Zorn is the beneficial owner of 742,900 shares of the Security through the following:

           his direct, personal ownership of 56,600 shares of the Security;
           his IRA account which holds 70,000 shares of the Security;
           his power of attorney for the management of the account of his daughter, Katherine Zorn, which holds 13,200 shares of the Security; his position as President of The Zorn Foundation, Inc., which owns 21,000 shares of the Security;
           his position as Trustee of Lillian R. Zorn Charitable Remainder Annuity Trust which owns 10,000 shares of the Security;
           his position as Trustee of Lillian R. Zorn Trust for Grandchildren which owns 13,000 shares of the Security;
           his position as General Partner of LRZ Family Limited Partnership, which owns 30,000 shares of the Security;
           his position as Executive Vice President of The Benchmark Company, Inc. ("Benchmark"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of Benchmark's investment discretion over accounts of its customers that hold 529,100 shares of the Security.

     (b) The amount of shares of the Security beneficially owned by Mr. Zorn is 10.80% of the total outstanding shares of the Security.

     (c) (i) Mr. Zorn has the sole power to vote or to direct the vote of 213,800 shares of the Security.
        (ii) Mr. Zorn shares with Benchmark the power to vote or direct the vote of 529,100 shares of the Security.
       (iii) Mr. Zorn has the sole power to dispose, or to direct the disposition, of 213,800 shares of the Security.
        (iv) Mr. Zorn shares with Benchmark the power to dispose, or to direct the disposition, of 529,100 shares of the Security.

ITEM 5.

     Not applicable.

ITEM 6.

     The clients of Benchmark, Katherine Zorn, The Zorn Foundation, Inc., Lillian R. Zorn Charitable Remainder Annuity Trust, Lillian R. Zorn Trust for Grandchildren, and LRZ Family Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

ITEM 7.

     Not applicable.

ITEM 8.

     Not applicable.

ITEM 9.

     Not applicable.

ITEM 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

January 27, 2000
 ..............................
Date

                                          By /s/ Richard Zorn
                                             ................................
                                             Richard Zorn